Exhibit 99.1

Media Release

Planegg/Munich, Germany, and Boston Massachussetts, November 15, 2019

MorphoSys Continues to Build Commercial Presence by

Opening new U.S. Headoffice

MorphoSys (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) announced today the opening of its new U.S. headoffice. Based in Boston, MA, one of the world’s leading innovation and biotech hubs, the new location will enable MorphoSys to establish and expand its U.S. presence in advance of the potential commercialization of it first wholly-owned drug candidate, tafasitamab.

Robert Coughlin, CEO of the Massachusetts Biotechnology Council (Mass BIO), members from the Boston Mayor’s Office, and members from the Massachusetts Life Science Center (MLSC) attended today’s reception and ribbon cutting ceremony to inaugurate the new U.S. headquarter, located at 470 Atlantic Avenue, at the Boston habor waterfront.

“As we continue our transformation from a technology provider to a fully integrated biopharmaceutical company, expanding our presence in the U.S. further advances our commercialization build-up as we seek FDA approval and work towards a U.S. launch of tafasitamab by mid-2020,” says Dr. Jean-Paul Kress, Chief Executive Officer of MorphoSys. “The opening of our Boston headoffice provides the basis for us to achieve our long-term U.S. goals. I’d like to thank our distinguished guests for celebrating with us today.”

“We chose Boston for our U.S. office for its long history of incubating and encouraging biotech innovation,” comments David Trexler, MorphoSys Head of U.S. Operations. “The location clearly represents our culture of quality and empowering each other.”

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). With global headquarters near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 405 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the development of the companys presence in the U.S. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the expectations regarding the development of the companys presence in the U.S., MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih

Head of Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26663

Sarah.Fakih@morphosys.com

Dr. Julia Neugebauer

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com

Dr. Verena Kupas

Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26814

Verena.Kupas@morphosys.com